File No 82-3498

Lend Lease
CORPORATION

[redacted]

02028575

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

8 April 2002

SEC MAIL PROCESSING
RECEIVED
APR 1 8 2002
WASH. D.C. 164 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

SUPPL

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

Date	Document
8 April 2002	Announcement to Australian Stock Exchange Sale of Stake in CoolSavings, Inc.

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 4/23

LL0004

SEC\CoolSavings 8 Apr 02.doc

Lend Lease CORPORATION Company - Lend Lease Corporation Limited File No 82-3498

8 April 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

SALE OF STAKE IN COOLSAVINGS, INC.

Lend Lease Corporation Limited ("Lend Lease") announces that it has sold its full interest in CoolSavings, Inc. ("CoolSavings"), the U.S. based e-marketing solutions company that delivers targeted advertising and promotional incentives to consumers. The sale to a wholly-owned affiliate of Landmark Communications Inc. ("Landmark") was at a price slightly above the 31 December 2001 book value of A$1.4 million, and reflects Lend Lease's strategy of focusing on its two core businesses and exiting non-core investments.

Landmark is the controlling shareholder in CoolSavings following its investment of more than US$15 million in secured debt and preferred equity financing to CoolSavings in November 2001.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary